UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 24, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony publishes its suite of reports for the financial year ended 30 June 2019, which includes its notice of the annual general meeting

Johannesburg, Thursday, 24 October 2019. Harmony Gold Mining Company Limited (“Harmony” or “the company”) is pleased to announce that it published its suite of reports today for the financial year ended 30 June 2019 (FY19).

These reports include:

▪	Integrated Annual Report 2019

▪	Financial Report 2019

▪	Mineral Resources and Mineral Reserves 2019

▪	Environment, Social and Governance (ESG) report 2019

▪	Report to Shareholders 2019, which includes the notice of meeting of annual general meeting

▪	The Form 20F - Harmony’s annual filing submitted to the United States Securities and Exchange Commission

All the above reports are available at https://www.harmony.co.za/invest/annual-reports and at www.har.co.za. The full annual suite of reports is also available for inspection at the registered office of the Company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein and at the offices of the sponsors, JP Morgan.

“Our annual suite of reports not only gives a holistic view of the company’s performance in the past financial year, but also insight into the company’s future potential. We believe the quality of information reported will make it easy for our current and potential shareholders to fully understand Harmony as a leading emerging market gold producer,” said Harmony CEO Peter Steenkamp.

Our Integrated Annual Report 2019 covers Harmony’s performance for FY19, from 1 July 2018 to 30 June 2019. The report highlights our performance in terms of our strategic objectives and business model, what we have achieved, what we plan to do in the future and how we intend to achieve this.

The company wishes to notify shareholders of its Broad Based Black Economic Empowerment report included in on pages 148 to 149 in its Integrated Annual Report 2019.

Integrated ESG thinking is ingrained within the company, in our strategy and in how we do business. In the increasingly challenging and constantly changing world in which we operate, we are cognisant of our accountability to our stakeholders, our connection to them and of the significance and impact of our ESG performance in sustainable value creation. As such, we have compiled a separate environmental, social and governance (ESG) report this year - in addition to our integrated annual report 2019 - aimed at those stakeholders who have a particular interest in our ESG performance.

The audited annual financial statements for FY19 are included as part of the company’s suite of reports. These audited results contain no modifications to the financial results published on 20 August 2019.

PricewaterhouseCoopers Inc. audited the annual financial statements and their unqualified report is also available for inspection at the registered office of the company.

Printed copies of all our reports are available upon request, free of charge from the Investor Relations Department at HarmonyIR@harmony.co.za.

The annual general meeting of the company will be held at the Sandton Convention Centre, 161 Maude Street, Sandton, Johannesburg, South Africa, on Friday, 22 November 2019, at 11:00am (SA time), to transact the business as stated in the notice of the annual general meeting.

Ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa
24 October 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 24, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director